Exhibit 2.1
AGREEMENT OF PURCHASE AND SALE
     This Agreement, dated as of the “Effective Date” (being defined as the date that the last party signed this Agreement as shown by the date set forth next to said party’s signature below), is between 130 INTERSTATE BLVD., LLC, a Delaware limited liability company (“Seller”), and TERRENO REALTY LLC, a Delaware limited liability company (“Buyer”).
ARTICLE I
PURCHASE AND SALE OF PROPERTY
     Section 1.1 Sale.
     Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, subject to the terms, covenants and conditions set forth herein, all of Seller’s right, title and interest in and to the following property (collectively, the “Property”):
          (a) Real Property. That certain real property located at 130 Interstate Boulevard, South Brunswick, Middlesex County, New Jersey, as more particularly described in Exhibit A attached hereto and made a part hereof (the “Land”), together with (1) all improvements located thereon (the “Improvements”), (2) all rights, benefits, privileges, easements, tenements, hereditaments, rights-of-way and other appurtenances thereon or in any way appertaining thereto, including all mineral rights, development rights, air and water rights, and (3) all strips and gores and any land lying in the bed of any street, road or alley, open or proposed, adjoining such Land (collectively, the “Real Property”);
          (b) Leases. All of the landlord’s interest in and to the Lease (as defined in Section 2.1(b) below) of the Real Property;
          (c) Tangible Personal Property. All of the equipment, machinery, furniture, furnishings, supplies and other tangible personal property, if any, owned by Seller and now or hereafter located on and used exclusively in the operation, ownership or maintenance of the Real Property (collectively, the “Tangible Personal Property”), but specifically excluding from the Tangible Personal Property (1) any items of personal property owned by tenants of the Property, (2) any items of personal property in Seller’s property management office, if any, located on the Real Property, (3) any items of personal property owned by third parties and leased to Seller, and (4) proprietary computer software, systems and equipment and related licenses used in connection with the operation or management of the Property. Seller will provide to Buyer any list which is in Seller’s possession of such Tangible Personal Property within the Delivery Period as defined in Section 2.1 below; and
          (d) Intangible Personal Property. To the extent assignable at no cost to Seller, all intangible personal property, if any, owned by Seller and related to the Real Property and the Improvements, including, without limitation: any trade names and trademarks associated with the Real Property and the Improvements (but specifically excluding the names “IDI”, Industrial Developments International and any derivatives thereof); any plans and specifications and other architectural and engineering drawings for the Improvements; any warranties; any Service Contracts (as defined in Section 2.1(b) below) and other contract rights related to the Property (but only to the extent Seller’s obligations thereunder are expressly assumed by Buyer pursuant to the Assignment of Leases as defined in Section 8.3(a)(3) below); and any governmental permits, approvals and licenses (including any pending applications) (collectively, the “Intangible Personal Property”).
     Section 1.2 Purchase Price.

          (a) The purchase price of the Property is Twenty-Two Million Four Hundred Fifty Thousand and No/100 Dollars ($22,450,000) (the “Purchase Price”).
          (b) The Purchase Price shall be paid as follows:
               (1) Within two (2) business days after the Effective Date, Buyer shall deposit in escrow with Chicago Title Insurance Company (the “Escrow Agent”) cash or other immediately available funds in the amount of Three Hundred Thousand and No/100 Dollars ($300,000.00) (the “Initial Deposit”). If Buyer delivers a waiver notice under Section 2.2 to Seller prior to the expiration of the Contingency Period, Buyer shall deposit in escrow with the Escrow Agent an additional amount of Two Hundred Thousand and No/100 Dollars ($200,000.00) (the “Additional Deposit”) in cash or other immediately available funds within one (1) business day after the expiration of the Contingency Period. The Initial Deposit and the Additional Deposit (if and when the Additional Deposit is deposited by Buyer with the Escrow Agent as provided hereunder) are collectively referred to herein as the “Deposit”.
     The Deposit shall be held in an interest bearing account and all interest thereon, less investment fees, if any, shall be deemed a part of the Deposit. If the sale of the Property as contemplated hereunder is consummated, then the Deposit shall be paid to Seller at the Closing (as defined below) and credited against the Purchase Price. IF THE SALE OF THE PROPERTY IS NOT CONSUMMATED DUE TO SELLER’S DEFAULT HEREUNDER, THEN BUYER MAY ELECT, AS BUYER’S SOLE AND EXCLUSIVE REMEDY, EITHER TO: (1) TERMINATE THIS AGREEMENT AND RECEIVE A REFUND OF THE DEPOSIT, IN WHICH EVENT NEITHER PARTY SHALL HAVE ANY FURTHER RIGHTS OR OBLIGATIONS HEREUNDER EXCEPT AS PROVIDED IN SECTIONS 6.1, 9.3 AND 9.9 BELOW, OR (2) ENFORCE SPECIFIC PERFORMANCE OF THIS AGREEMENT; PROVIDED THAT ANY SUIT FOR SPECIFIC PERFORMANCE MUST BE BROUGHT WITHIN 90 DAYS OF SELLER’S DEFAULT, TO THE EXTENT PERMITTED BY LAW, BUYER HEREBY WAIVING THE RIGHT TO BRING SUIT AT ANY LATER DATE. BUYER SHALL NOT HAVE ANY OTHER RIGHTS OR REMEDIES HEREUNDER AS A RESULT OF ANY DEFAULT BY SELLER PRIOR TO CLOSING, AND BUYER HEREBY WAIVES ANY OTHER SUCH REMEDY AS A RESULT OF A DEFAULT HEREUNDER BY SELLER; PROVIDED THAT IN THE CASE OF A SELLER DEFAULT THAT RESULTS IN THE REMEDY OF SPECIFIC PERFORMANCE BEING UNAVAILABLE TO BUYER, THEN IN ADDITION TO A REFUND OF THE DEPOSIT, BUYER SHALL BE ENTITLED TO RECOVER FROM SELLER ALL OF BUYER’S ACTUAL, OUT-OF-POCKET, THIRD PARTY PROFESSIONAL FEES INCURRED IN CONNECTION WITH BUYER’S INVESTIGATION OF THE PROPERTY, INCLUDING WITHOUT LIMITATION LEGAL FEES AND ENVIRONMENTAL CONSULTANTS’ AND ENGINEERS’ FEES AND COSTS, UP TO BUT NOT IN EXCESS OF TWENTY THOUSAND DOLLARS ($20,000.00) (THE “OUT-OF-POCKET CAP”). IF THE SALE IS NOT CONSUMMATED DUE TO ANY DEFAULT BY BUYER HEREUNDER, THEN SELLER SHALL RETAIN THE DEPOSIT AS LIQUIDATED DAMAGES. THE PARTIES HAVE AGREED THAT SELLER’S ACTUAL DAMAGES, IN THE EVENT OF A FAILURE TO CONSUMMATE THIS SALE DUE TO BUYER’S DEFAULT PRIOR TO CLOSING, WOULD BE EXTREMELY DIFFICULT OR IMPRACTICABLE TO DETERMINE. AFTER NEGOTIATION, THE PARTIES HAVE AGREED THAT, CONSIDERING ALL THE CIRCUMSTANCES EXISTING ON THE DATE OF THIS AGREEMENT, THE AMOUNT OF THE DEPOSIT IS A REASONABLE ESTIMATE OF THE DAMAGES THAT SELLER WOULD INCUR IN SUCH EVENT. EACH PARTY SPECIFICALLY CONFIRMS THE ACCURACY OF THE STATEMENTS MADE ABOVE AND THE FACT THAT EACH PARTY WAS REPRESENTED BY COUNSEL WHO EXPLAINED, AT THE TIME THIS AGREEMENT WAS MADE, THE CONSEQUENCES OF THIS LIQUIDATED DAMAGES PROVISION. THE

FOREGOING IS NOT INTENDED TO LIMIT BUYER’S OBLIGATIONS UNDER SECTIONS 6.1, 9.3 AND 9.9.
               (2) The balance of the Purchase Price (plus or minus the prorations pursuant to Section 8.5 hereof) shall be paid to Seller in cash or by wire transfer of other immediately available funds at the consummation of the purchase and sale contemplated hereunder (the “Closing”).
ARTICLE II
CONDITIONS
     Section 2.1 Buyer’s Conditions Precedent.
     Subject to the provisions of Section 9.3 hereof, Seller has provided and/or shall provide Buyer and its consultants and other agents and representatives with access to the Property to perform Buyer’s inspections and review and determine the present condition of the Property. Seller has delivered or made available to Buyer at Seller’s offices or at the Real Property, or shall within the Delivery Period (as defined below) deliver or make available to Buyer at its internet-based due diligence depository (CMS), at Seller’s offices or at the Real Property, copies of all Due Diligence Materials (as defined in Section 2.2 below) in Seller’s possession, except as otherwise specifically provided herein. Notwithstanding anything to the contrary contained herein, the Due Diligence Materials shall expressly exclude (i) those portions of the Due Diligence Materials that would disclose Seller’s cost of acquisition of the Real Property, or cost of construction of the Improvements and related soft costs, or any estimates of costs to repair, replace, remediate or maintain the Real Property, (ii) any reports, presentations, summaries and the like prepared for any of Seller’s boards, committees, partners or investors in connection with its consideration of the acquisition of the Real Property, construction of the Improvements or sale of the Property, (iii) any proposals, letters of intent, draft contracts or the like prepared by or for other prospective purchasers of the Property or any part thereof, (iv) Seller’s internal memoranda, attorney-client privileged materials, internal appraisals, structural or physical inspection reports, and (v) any information which is the subject of a confidentiality agreement between Seller and a third party (the items described in clauses (i), (ii) (iii), (iv) and (v) being collectively referred to as the “Confidential Information”). Notwithstanding the foregoing, Seller shall provide to Buyer information that is the subject of a confidentiality agreement between Seller and a third party but only to the extent that (A) the terms of any such confidentiality agreement permit Seller to provide such confidential information to Buyer, and (B) Buyer agrees in writing to maintain the confidentiality of such information. The “Delivery Period” shall mean the period which ends five (5) days after the Effective Date. Buyer’s obligation to purchase the Property is conditioned upon, among other things, Buyer’s review and approval of the following, within the applicable time periods described in Sections 2.2 and 4.1 hereof:
          (a) Title to the Property and survey matters in accordance with Article IV below.
          (b) The Due Diligence Materials, including, but not limited to, tenant leases, any guaranties thereof and any other occupancy agreements, and all amendments and modifications thereof (collectively, the “Lease”) affecting the Property, and of all contracts pertaining to the operation of the Property, including all management, leasing, service and maintenance agreements, and equipment leases (collectively, the “Service Contracts”).
          (c) The physical condition of the Property.
          (d) The zoning, land use, building, environmental and other statutes, rules, or regulations applicable to the Property.

          (e) The tenant correspondence files, operating statements and books and records pertaining to the operation of the Property in each case for each of the three (3) most recent years during which the Property has been owned by Seller and for the current year (to the extent available), current real estate tax bills, any warranties, licenses, permits, certificates of occupancy, plans and specifications, and any current rent roll, current accounts receivable schedule and list of Tangible Personal Property in such form as Seller shall have in its possession for the Property, and other agreements or documents pertaining to the Property which will be binding on Buyer after Closing.
          (f) Any other matters Buyer deems relevant to the Property.
     Section 2.2 Contingency Period.
     Buyer shall have from the Effective Date until September 28, 2010 (such period being referred to herein as the “Contingency Period”) to review and approve the matters described in Sections 2.1(b)-(f) above in Buyer’s sole discretion (title and survey review and approval shall be governed by the provisions of Section 4.1 below). If Buyer determines to proceed with the purchase of the Property, then Buyer shall, before the end of the Contingency Period, so notify Seller in writing, in which case Buyer shall be deemed to have waived any right to terminate this Agreement pursuant to this Section 2.2, and the Deposit shall become nonrefundable except as expressly provided herein. If before the end of the Contingency Period Buyer fails to give Seller such written notice, then Buyer shall be deemed to have elected to terminate this Agreement, the Deposit shall be returned to Buyer, and neither party shall have any further rights or obligations hereunder except as provided in Sections 6.1, 9.3 and 9.9 below. “Due Diligence Materials” shall mean, collectively, all of the matters described in Sections 2.1(a)-(f) above (subject to the provisions of Section 4.1 below as to title and survey matters), including, without limitation, all documents, Service Contracts and other contracts, agreements, the Lease, reports and other items and materials related to the Property prepared by or on behalf of Seller.
ARTICLE III
BUYER’S EXAMINATION
     Section 3.1 Representations and Warranties of Seller.
     Subject to the disclosures contained in Schedule 1 attached hereto and made a part hereof (the “Disclosure Items”), matters contained in the Due Diligence Materials, and any matters of public record where the Property is located, Seller hereby makes the following representations and warranties with respect to the Property. Notwithstanding anything to the contrary contained herein or in any document delivered in connection herewith, Seller shall have no liability to Buyer arising from the existence of the Disclosure Items.
          (a) Seller has not (i) made a general assignment for the benefit of creditors, (ii) filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by Seller’s creditors, (iii) suffered the appointment of a receiver to take possession of all, or substantially all, of Seller’s assets, (iv) suffered the attachment or other judicial seizure of all, or substantially all, of Seller’s assets, (v) admitted in writing its inability to pay its debts as they come due, or (vi) made an offer of settlement, extension or composition to its creditors generally.
          (b) Seller is not a “foreign person” as defined in Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”) and any related regulations.

          (c) (i) this Agreement has been, and all documents executed by Seller which are to be delivered to Buyer at Closing will be, duly authorized, executed and delivered by Seller, and (ii) this Agreement does not and such other documents will not violate any provision of any agreement or judicial order to which Seller is a party or to which Seller or, to the best of Seller’s knowledge, the Property is subject.
          (d) The only Lease in force for the Property is set forth in a tenant list attached hereto as Exhibit B and made a part hereof, and to the best of Seller’s knowledge, Seller has not delivered or received written notice of any default with respect to such Lease which has not been cured. To the best of Seller’s knowledge, without representing as to the accuracy or completeness thereof, the Rent Roll attached as Schedule 2 hereto is the Rent Roll that Seller uses in the operation and management of the Property. Except as noted on the Rent Roll, (i) the Lease is unmodified and, to Seller’s knowledge, in full force and effect, (ii) Tenant has not prepaid any rents or other charges for more than the current month, and (iii) Tenant has not been granted any rental concessions that will survive Closing (other than as set forth in the Lease).
          (e) The only Service Contracts in effect for the Property are set forth in a list of Service Contracts attached hereto as Exhibit G and made a part hereof (or, if not attached, which Seller shall deliver to Buyer within the Delivery Period and which at that time will be attached hereto as Exhibit G and made a part hereof).
          (f) There is no litigation or governmental proceeding (including, but not limited to any condemnation proceeding) pending or, to the best of Seller’s knowledge, threatened with respect to the Property, or with respect to Seller which impairs Seller’s ability to perform its obligations under this Agreement, except for any personal injury or property damage action for which there is adequate insurance coverage.
          (g) Seller has received no written notice from any governmental authority of any violation of any law applicable to the Property (including, without limitation, any Environmental Law as defined in Section 3.6(a)(2) below, Section 504 of the Rehabilitation Act of 1973 or any other applicable law related to physical accessibility; provided, that Seller makes no representation or warranty that the Property is in compliance with the Uniform Federal Accessibility Standards) that has not been corrected, or of any revocation, suspension or modification of any licenses or permits held by Seller in connection with its ownership and operation of the Property.
          (h) To the best of Seller’s knowledge, all of the Due Diligence Materials delivered or made available by Seller to Buyer in connection with the Property are complete copies of such items in Seller’s possession which are used by Seller in the operation of the Property.
          (i) Seller has been duly organized, is validly existing, and is in good standing in the state in which it was formed, and, if so required to, is qualified to do business in the state in which the Real Property is located.
          (j) To the best of Seller’s knowledge, there are no special assessments proposed or pending with respect to the Property.
          (k) Seller is in compliance with the requirements of Executive Order No. 133224, 66 Fed. Reg. 49079 (Sept. 25, 2001) (the “Order”) and other similar requirements contained in the rules and regulations of the Office of Foreign Assets Control, Department of the Treasury (“OFAC”) and in any enabling legislation or other Executive Orders or regulations in respect thereof (the Order and such other rules, regulations, legislation, or orders are collectively called the “Orders”). Further, Seller covenants and agrees to make its policies, procedures and practices regarding compliance with the Orders, if any, available to Buyer for its review and inspection during normal business hours and upon reasonable prior notice.
          (l) Neither Seller nor, to the extent of Seller’s actual knowledge, any beneficial owner of Seller: (i) is listed on the Specially Designated Nationals and Blocked Persons List maintained by OFAC pursuant to the Orders and/or on any other list of terrorists or terrorist organizations maintained pursuant to any of the rules and regulations of OFAC or pursuant to any other applicable Orders (such lists are collectively referred to as the “Lists”); (ii) is a person or entity who has been determined by competent authority to be subject to the prohibitions contained in the Orders; or (iii) is owned or controlled by, or acts for or on behalf of, any person or entity on the Lists or any other person or entity who has been determined by competent authority to be subject to the prohibitions contained in the Orders.
          (m) Seller hereby covenants and agrees that if, prior to Closing, Seller obtains knowledge that Seller or any of Seller’s members becomes listed on the Lists or is indicted, arraigned, or custodially detained on charges involving money laundering or predicate crimes to money laundering, Seller shall immediately notify Buyer in writing, and in such event, Buyer shall have the right to terminate this Agreement without penalty or liability to Seller immediately upon delivery of written notice thereof to Seller. In such event the Deposit shall be immediately returned to Buyer and the parties shall have no other liability or obligations hereunder except those that expressly survive a termination hereof.
     Each of the representations and warranties of Seller contained in this Section 3.1: (1) shall be true in all material respects as of the date of Closing, subject in each case to (A) any Exception Matters (as defined below), (B) the Disclosure Items, and (C) other matters expressly permitted in this Agreement or otherwise specifically approved in writing; and (2) shall survive the Closing as provided in Section 3.3 below.
     Section 3.2 No Liability for Exception Matters.
     As used herein, the term “Exception Matter” shall refer to a matter which would make a representation or warranty of Seller contained in this Agreement untrue or incorrect and which is disclosed to Buyer in the Due Diligence Materials, the Disclosure Items, or otherwise, or is a matter of public record, or is otherwise discovered by Buyer before the Closing, including, without limitation, matters disclosed in the Tenant Estoppel Certificate (as hereinafter defined) or from interviews with Tenant (as hereinafter defined), property managers or any other person. If Buyer first obtains knowledge of any material Exception Matter after the close of the Contingency Period and prior to Closing and such Exception Matter was not contained in the Due Diligence Materials, the Disclosure Items or is not a matter of public record, Buyer’s sole remedy shall be to terminate this Agreement on the basis thereof, upon written notice to Seller within the earlier of (a) five (5) days following Buyer’s discovery of such Exception Matter or (b) the Closing, which ever occurs first, in which event the Deposit shall be returned to Buyer, unless within five (5) days after receipt of such notice or by the Closing, as the case may be, Seller notifies Buyer in writing that it elects to attempt to cure or remedy such Exception Matter, in which event there shall be no return of the Deposit unless and until Seller is unable to so cure or remedy within the time period set forth below. Seller shall be entitled to extend the Closing Date (as defined in Section 8.2 below) for up to fifteen (15) business days in order to attempt to cure or remedy any Exception Matter. Buyer’s failure to give notice within five (5) days after it has obtained knowledge of a material Exception Matter shall be deemed a waiver by Buyer of such Exception Matter. Seller shall have no obligation to cure or remedy any Exception Matter, even if Seller has notified Buyer of Seller’s election to attempt to cure or remedy such Exception Matter (except as specifically provided in Section 4.1(c) hereof), and, subject to Buyer’s right to terminate this Agreement as set forth above, Seller shall have no liability whatsoever to Buyer with respect to any Exception Matters. Upon any termination of this Agreement pursuant to this Section 3.2, neither party shall have any further rights nor obligations hereunder, except as provided in Sections 6.1, 9.3 and 9.9 below. If Buyer obtains knowledge of any Exception Matter before the Closing, but nonetheless elects to proceed with the acquisition of the Property, Seller shall have no liability with respect to such Exception Matter, notwithstanding any contrary provision, covenant, representation or warranty contained in this Agreement or in any Other Documents (as defined in Section 9.17 below). Notwithstanding anything to the contrary in this Section 3.2 or elsewhere in this Agreement, Buyer shall not assume any obligations with respect to the conduct, defense or settlement of the legal action disclosed in Schedule 1 attached hereto, captioned “Ramos v. Home Depot, 130 Interstate Boulevard, Superior Court of New Jersey, Middlesex County”, or the payment, performance or satisfaction of any judgment that may be entered in connection therewith.
     Section 3.3 Survival of Seller’s Representations and Warranties of Sale.
     The representations and warranties of Seller contained herein or in any Other Documents shall survive for a period of six (6) months after the Closing. Any claim which Buyer may have against Seller for a breach of any such representation or warranty, whether such breach is known or unknown, which is not specifically asserted by written notice to Seller within such six (6) month period shall not be valid or effective, and Seller shall have no liability with respect thereto.
     Section 3.4 Seller’s Knowledge.
     For purposes of this Agreement and any document delivered at Closing, whenever the phrase “to the best of Seller’s knowledge” or the “knowledge” of Seller or words of similar import are used, they shall be deemed to mean and are limited to the current actual knowledge only of G. Bryan Blasingame, Gwen Erhardt, Frank Petkunas who are those persons currently affiliated with Seller that have or had the most responsibility on behalf of Seller for overseeing the acquisition, development, leasing and management, operation and disposition of the Property, at the times indicated only, and not any implied, imputed or constructive knowledge of such individual(s) or of Seller or any Seller Related Parties (as defined in Section 3.7 below), and without any independent investigation or inquiry having been made or any implied duty to investigate, make any inquiries or review the Due Diligence Materials. Furthermore, it is understood and agreed that such individual(s) shall have no personal liability in any manner whatsoever hereunder or otherwise related to the transactions contemplated hereby.
     Section 3.5 Representations and Warranties of Buyer.
     Buyer represents and warrants to Seller as follows:
          (a) This Agreement and all documents executed by Buyer which are to be delivered to Seller at Closing do not and at the time of Closing will not violate any provision of any agreement or judicial order to which Buyer is a party or to which Buyer is subject.
          (b) Buyer has not (i) made a general assignment for the benefit of creditors, (ii) filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by Buyer’s creditors, (iii) suffered the appointment of a receiver to take possession of all, or substantially all, of Buyer’s assets, (iv) suffered the attachment or other judicial seizure of all, or substantially all, of Buyer’s assets, (v) admitted in writing its inability to pay its debts as they come due, or (vi) made an offer of settlement, extension or composition to its creditors generally.
          (c) Buyer has been duly organized, is validly existing and is in good standing in the state in which it was formed, and, if required to do so, is qualified to do business in the state in which the

Real Property is located. This Agreement has been, and all documents executed by Buyer which are to be delivered to Seller at Closing will be, duly authorized, executed and delivered by Buyer.
          (d) Buyer is purchasing the Property as investment rental property, and not for Buyer’s own operations or use.
          (e) Buyer is neither (i) a “party in interest” (as defined in Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) with respect to any “employee benefit plan” or other “plan” (within the meaning of Section 3(3) of ERISA) which is an owner of or has any other interest in Seller; nor (ii) a “disqualified person” (within the meaning of Section 4975(e)(1) of the Code) with respect to any such employee benefit or other plan which is an owner of or has any other interest in Seller.
          (f) Buyer is in compliance with the requirements of the Order and other similar requirements contained in the rules and regulations of OFAC and in any other Orders. Further, Buyer covenants and agrees to make its policies, procedures and practices regarding compliance with the Orders, if any, available to Seller for its review and inspection during normal business hours and upon reasonable prior notice.
          (g) Neither Buyer nor, to the extent of Buyer’s actual knowledge, any beneficial owner of Buyer (which shall exclude any owners of publicly traded shares of Terreno Realty Corporation): (i) is listed on any Lists; (ii) is a person or entity who has been determined by competent authority to be subject to the prohibitions contained in the Orders; or (iii) is owned or controlled by, or acts for or on behalf of, any person or entity on the Lists or any other person or entity who has been determined by competent authority to be subject to the prohibitions contained in the Orders.
          (h) Buyer hereby covenants and agrees that if Buyer obtains knowledge that Buyer or any of its beneficial owners (which shall exclude any owners of publicly traded shares of Terreno Realty Corporation) becomes listed on the Lists or is indicted, arraigned, or custodially detained on charges involving money laundering or predicate crimes to money laundering, Buyer shall immediately notify Seller in writing, and in such event, Seller shall have the right to terminate this Agreement without penalty or liability to Buyer immediately upon delivery of written notice thereof to Buyer. In such event the Deposit shall be immediately returned to Buyer and the parties shall have no other liability or obligations hereunder except those that expressly survive a termination hereof.
     Each of the representations and warranties of Buyer contained in this Section shall be deemed remade by Buyer as of the Closing and shall survive the Closing for a period of six (6) months with any claims made by Seller to be subject to the same conditions as those applicable to claims by Buyer made under Section 3.3 above.
     Section 3.6 Buyer’s Independent Investigation.
          (a) By Buyer electing to proceed under Section 2.2, Buyer will be deemed to have acknowledged and agreed that it has been given a full opportunity to inspect and investigate each and every aspect of the Property, either independently or through agents of Buyer’s choosing, including, without limitation:
               (1) All matters relating to title and survey, together with all governmental and other legal requirements such as taxes, assessments, zoning, use permit requirements and building codes.

               (2) The physical condition and aspects of the Property, including, without limitation, the interior, the exterior, the square footage within the improvements on the Real Property and within Tenant’s space therein, the structure, seismic aspects of the Property, the foundation, roof, paving, parking facilities, utilities, and all other physical and functional aspects of the Property. Such examination of the physical condition of the Property shall include an examination for the presence or absence of Hazardous Materials, as defined below, which shall be performed or arranged by Buyer (subject to the provisions of Section 9.3 hereof) at Buyer’s sole expense. For purposes of this Agreement, “Hazardous Materials” shall mean inflammable explosives, radioactive materials, asbestos, asbestos—containing materials, polychlorinated biphenyls, lead, lead-based paint, radon, under and/or above ground tanks, hazardous materials, hazardous wastes, hazardous substances, oil, or related materials, which are listed or regulated in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Sections 6901, et seq.), the Resources Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901, et seq.), the Clean Water Act (33 U.S.C. Section 1251, et seq.), the Safe Drinking Water Act (14 U.S.C. Section 1401, et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Section 1801, et seq.), and the Toxic Substance Control Act (15 U.S.C. Section 2601, et seq.), and any other applicable federal, state or local laws (collectively, “Environmental Laws”).
               (3) Any easements and/or access rights affecting the Property.
               (4) The Lease and all matters in connection therewith, including, without limitation, the ability of Tenant to pay the rent and the economic viability of the Tenant.
               (5) The Service Contracts and any other documents or agreements of significance affecting the Property.
               (6) All other matters of material significance affecting the Property, including, but not limited to, the Due Diligence Materials.
          (b) Except as expressly stated herein, Seller makes no representation or warranty as to the truth, accuracy or completeness of any materials, data or information delivered by Seller to Buyer in connection with the transaction contemplated hereby. Buyer acknowledges and agrees that all materials, data and information delivered by Seller to Buyer in connection with the transaction contemplated hereby are provided to Buyer as a convenience only and that any reliance on or use of such materials, data or information by Buyer shall be at the sole risk of Buyer, except as otherwise expressly stated herein. Without limiting the generality of the foregoing provisions, Buyer acknowledges and agrees that (a) any environmental or other report with respect to the Property which is delivered by Seller to Buyer shall be for general informational purposes only, (b) Buyer shall not have any right to rely on any such report delivered by Seller to Buyer, but rather will rely on its own inspections and investigations of the Property and any reports commissioned by Buyer with respect thereto, and (c) neither Seller, any affiliate of Seller nor the person or entity which prepared any such report delivered by Seller to Buyer shall have any liability to Buyer for any inaccuracy in or omission from any such report.
          (c) EXCEPT AS EXPRESSLY SET FORTH IN SECTION 3.1 ABOVE AND ELSEWHERE IN THIS AGREEMENT OR IN THE CLOSING DOCUMENTS (AS HEREINAFTER DEFINED), BUYER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT SELLER IS SELLING AND BUYER IS PURCHASING THE PROPERTY ON AN “AS IS WITH ALL FAULTS” BASIS AND THAT BUYER IS NOT RELYING ON ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, FROM SELLER, ANY SELLER RELATED PARTIES, OR THEIR AGENTS OR BROKERS, OR ANY OTHER PERSON ACTING OR PURPORTING TO ACT ON BEHALF OF SELLER, AS TO ANY MATTERS CONCERNING THE PROPERTY, INCLUDING WITHOUT LIMITATION: (i) the quality, nature, adequacy and physical condition and aspects of the Property, including, but not limited to, the structural elements, seismic aspects of the Property, foundation, roof, appurtenances, access, landscaping, parking facilities and the electrical, mechanical, HVAC, plumbing, sewage, and utility systems, facilities and appliances, the square footage within the improvements on the Real Property and within Tenant’s space therein, (ii) the quality, nature, adequacy, and physical condition of soils, geology and any groundwater, (iii) the existence, quality, nature, adequacy and physical condition of utilities serving the Property, (iv) the development potential of the Property, and the Property’s use, habitability, merchantability, or fitness, suitability, value or adequacy of the Property for any particular purpose, (v) the zoning or other legal status of the Property or any other public or private restrictions on use of the Property, (vi) the compliance of the Property or its operation with any applicable codes, laws, regulations, statutes, ordinances, covenants, conditions and restrictions of any governmental or quasi-governmental entity or of any other person or entity, (vii) the presence of Hazardous Materials on, under or about the Property or the adjoining or neighboring property, (viii) the quality of any labor and materials used in any improvements on the Real Property, (ix) the condition of title to the Property, (x) the Lease, Service Contracts, or other documents or agreements affecting the Property, or any information contained in any rent roll furnished to Buyer for the Property, (xi) the value, economics of the operation or income potential of the Property, or (xii) any other fact or condition which may affect the Property, including without limitation, the physical condition, value, economics of operation or income potential of the Property.
     Section 3.7 Release.
     Without limiting the above, and subject to the representations and warranties of Seller contained in Section 3.1 hereof, Buyer on behalf of itself and its successors and assigns waives its right to recover from, and forever releases and discharges, Seller, Seller’s affiliates, Seller’s investment advisor, the partners, trustees, beneficiaries, shareholders, members, managers, directors, officers, employees and agents and representatives of each of them, and their respective heirs, successors, personal representatives and assigns (collectively, the “Seller Related Parties”), from any and all demands, claims, legal or administrative proceedings, losses, liabilities, damages, penalties, fines, liens, judgments, costs or expenses whatsoever (including, without limitation, court costs and attorneys’ fees and disbursements), whether direct or indirect, known or unknown, foreseen or unforeseen, that may arise on account of or in any way be connected with (i) the physical condition of the Property including, without limitation, all structural and seismic elements, all mechanical, electrical, plumbing, sewage, heating, ventilating, air conditioning and other systems, the environmental condition of the Property and the presence of Hazardous Materials on, under or about the Property, or (ii) any law or regulation applicable to the Property, including, without limitation, any Environmental Law and any other federal, state or local law. Notwithstanding anything herein to the contrary (including the foregoing release), Buyer shall have the right to defend (but Buyer has no right to assert, file or otherwise proceed with a contribution, indemnity or other claim against Seller) government and third-party claims by alleging that Seller (or someone acting on Seller’s behalf), not Buyer, is liable for such claims and Buyer has no obligation to indemnify Seller for governmental or third party claims asserted before or after the Closing as a result of any act or omission taken or failed to be taken by or on Seller’s behalf prior to the Closing.
     Section 3.8 Audit Confirmation and Information.
     For the period of time commencing on the Closing Date and continuing through the date that is six (6) months after the Closing Date, Seller shall, from time to time, upon five (5) days’ prior written notice from Buyer, provide Buyer with access to such books, records and materials relating solely to the operations and financial results of the Property for the fiscal years that ended on December 31, 2008, and December 31, 2009, and for the period beginning January 1, 2010, and ending on the Closing Date. All costs incurred as a result of Buyer undertaking the foregoing activities shall be borne exclusively by Buyer. All books, records and materials shall be provided without representation or warranty as to accuracy or completeness or otherwise. All such activities described in this Section 3.8 shall be conducted at Seller’s or its agent’s place of business in a commercially reasonable fashion during normal business hours.
     Section 3.9 Survival.
     The provisions of this Article III shall survive the Closing subject to the limitations and qualifications contained in such provisions and in Sections 9.11 and 9.17 hereof.
ARTICLE IV
TITLE
     Section 4.1 Conditions of Title.
          (a) Prior to the Effective Date, Buyer has ordered an updated preliminary title report or commitment (the “Title Report”) from Chicago Title Insurance Company (the “Title Company”). Promptly upon Buyer’s receipt thereof, Buyer shall provide to Seller a copy of the Title Report, together with copies of all underlying documents relating to title exceptions referred to therein. Seller shall furnish to Buyer within the Delivery Period any existing survey of the Property in Seller’s possession. Buyer shall immediately order any plat or survey of the Property or any update thereto from a duly licensed surveyor (the “Survey”) if desired by Buyer or if necessary to support the issuance of the Title Policy (as defined in Section 4.2 below). Buyer shall provide to Seller a copy of the Survey, which shall be certified to the Title Company, Buyer and Seller. Buyer shall pay the entire cost of the Survey. If Closing does not occur, Buyer shall, if Seller so requests, assign to Seller all contract rights Buyer has with the surveyor and in such event Seller shall reimburse Buyer for the cost of the Survey.
          (b) On or prior to the last day of the Contingency Period (the “Title Review Date”), Buyer shall furnish Seller with a written statement of objections, if any, to the title to the Property, including, without limitation, any objections to any matter shown on the Survey (collectively, “Objections”). In the event the Title Company amends or updates the Title Report after the Title Review Date (each, a “Title Report Update”), Buyer shall furnish Seller with a written statement of Objections to any matter first raised in a Title Report Update within three (3) business days after its receipt of such Title Report Update (each, a “Title Update Review Period”). Should Buyer fail to notify Seller in writing of any Objections in the Title Report prior to the Title Review Date, or to any matter first disclosed in a Title Report Update prior to the Title Update Review Period, as applicable, Buyer shall be deemed to have approved such matters which shall be considered to be “Conditions of Title” as defined in Section 4.1(e) below.
          (c) If Seller receives a timely Objection in accordance with Section 4.1(b) (“Buyer’s Notice”), Seller shall have the right, but not the obligation, within five (5) business days after receipt of Buyer’s Notice (“Seller’s Response Period”), to elect to attempt to cure any such matter upon written notice to Buyer (“Seller’s Response”), and may extend the Closing Date for up to fifteen (15) business days to allow such cure. If Seller does not give any Seller’s Response, Seller shall be deemed to have elected not to attempt to cure any such matters. Notwithstanding the foregoing, Seller shall in any event be obligated to cure all matters or items (i) that are mortgage or deed of trust liens or security interests against the Property, in each case granted by Seller (and not tenants of the Property or other third parties), (ii) real estate tax liens, other than liens for taxes and assessments not yet delinquent, (iii) that are mechanic’s liens or other monetary liens placed against the Property as a result of Seller’s actions, and (iv) that have been voluntarily placed against the Property by Seller (and not tenants of the Property or other third parties) after the Effective Date and that are not otherwise permitted pursuant to the provisions hereof. Seller shall be entitled to apply the Purchase Price towards the payment or satisfaction of such liens, and may cure any Objection by causing the Title Company to insure against collection of the same out of the Property.
          (d) If Seller elects (or is deemed to have elected) not to attempt to cure any Objections raised in any Buyer’s Notice timely delivered by Buyer to Seller pursuant to Section 4.1(b), or if Seller notifies Buyer that it elects to attempt to cure any such Objection but then does not for any reason effect such cure on or before the Closing Date as it may be extended hereunder, then Buyer, as its sole and exclusive remedy, shall have the option of terminating this Agreement by delivering written notice thereof to Seller within three (3) business days after (as applicable) (i) its receipt of Seller’s Response stating that Seller will not attempt to cure any such Objection or (ii) the expiration of Seller’s Response Period if Seller does not deliver a Seller’s Response or (iii) Seller’s failure to cure by the Closing Date (as it may be extended hereunder) any Objection which Seller has previously elected to attempt to cure pursuant to a Seller’s Response. In the event of such a termination, the Deposit shall be returned to Buyer, and neither party shall have any further rights or obligations hereunder except as provided in Sections 6.1, 9.3 and 9.9 below. If no such termination notice is timely received by Seller hereunder, Buyer shall be deemed to have waived all such Objections in which event those Objections shall become “Conditions of Title” under Section 4.1(e). If the Closing is not consummated for any reason other than Seller’s default hereunder, Buyer shall be responsible for any title or escrow cancellation charges.
          (e) At the Closing, Seller shall convey title to the Property to Buyer by deed in the form of Exhibit C attached hereto (the “Deed”) subject to no exceptions other than:
1.	Interests of tenants in possession under the Lease;

2.	Matters created by, or with the written consent of, Buyer;

3.	Non-delinquent liens for real estate taxes and assessments; and

4.	Any exceptions disclosed by the Title Report and any Title Report Update which is approved or deemed approved by Buyer in accordance with this Article IV above, and any exceptions to title which have been recorded prior to the Effective Date in the public records or which would be disclosed by an inspection and/or survey of the Property.
     All of the foregoing exceptions shall be referred to collectively as the “Conditions of Title.” Subject to the terms and conditions contained elsewhere in this Agreement, by acceptance of the Deed and the Closing of the purchase and sale of the Property, (x) Buyer agrees it is assuming for the benefit of Seller all of the obligations of Seller with respect to the Conditions of Title from and after the Closing, and (y) Buyer agrees that Seller shall have conclusively satisfied its obligations with respect to title to the Property. The provisions of this Section shall survive the Closing.
     Section 4.2 Evidence of Title.
     Delivery of title in accordance with the foregoing shall be evidenced by the willingness of the Title Company to issue, at Closing, its Owner’s ALTA Policy of Title Insurance in the amount of the Purchase Price showing title to the Real Property vested in Buyer, subject to the Conditions of Title (the “Title Policy”). The Title Policy may contain such endorsements as reasonably required by Buyer provided that the issuance of such endorsements shall not be a condition to Buyer’s obligations hereunder. Buyer shall pay the costs for all such endorsements (except, in each case, curative endorsements issued to address Buyer’s Objections in accordance with this Article IV). Seller shall have no obligation to provide any indemnity or agreement to the Title Company or Buyer to support the issuance of the Title Policy or any such endorsements other than the Title Certificate (as hereinafter defined).
ARTICLE V
RISK OF LOSS AND INSURANCE PROCEEDS
     Section 5.1 Minor Loss.
     Buyer shall be bound to purchase the Property for the full Purchase Price as required by the terms hereof, without regard to the occurrence or effect of any damage to the Property or destruction of any improvements thereon or condemnation of any portion of the Property, provided that: (a) the cost to repair any such damage or destruction does not exceed Two Million Two Hundred Forty-Five Thousand and No/100 Dollars ($2,245,000.00) in the estimate of an architect or contractor selected by Seller and reasonably acceptable to Buyer or in the case of a condemnation, the diminution in the value of the remaining Property as a result of a partial condemnation is not material (as hereinafter defined), (b) if Tenant, as a result of such condemnation or casualty, has the right to terminate the Lease, and Tenant has waived its termination right within ten (10) days following the condemnation or casualty (and the Closing Date shall be extended to allow such time period to run fully if necessary), and (c) upon the Closing, there shall be a credit against the Purchase Price due hereunder equal to the amount of any insurance proceeds or condemnation awards collected by Seller as a result of any such damage or destruction or condemnation, plus the amount of any insurance deductible, less any sums expended by Seller toward the collection of such proceeds or awards and the restoration or repair of the Property (the nature of which restoration or repairs, but not the right of Seller to effect such restoration or repairs, shall be subject to the approval of Buyer, which approval shall not be unreasonably withheld, conditioned or delayed). If the proceeds or awards have not been collected as of the Closing, then such proceeds or awards shall be assigned to Buyer, except to the extent needed to reimburse Seller for sums expended to collect such proceeds or awards or to repair or restore the Property, and Seller shall retain the rights to such proceeds and awards to such extent.
     Section 5.2 Major Loss.
     If (a) the cost to repair the damage or destruction as specified above exceeds Two Million Two Hundred Forty-Five Thousand and No/100 Dollars ($2,245,000.00) in the estimate of an architect or contractor selected by Seller and reasonably acceptable to Buyer or the diminution in the value of the remaining Property as a result of a condemnation is material (as hereinafter defined) or (b) Tenant, as a result of such condemnation or casualty, has the right to terminate the Lease, and Tenant does not waive its termination right within ten (10) days following the condemnation or casualty (and the Closing Date shall be extended to allow such time period to run fully if necessary), then Buyer may, at its option to be exercised within five (5) business days of Seller’s notice that either (1) of the conditions in subsection (a) or (b) herein is satisfied or (2) the commencement of a material condemnation proceeding (as defined below), either terminate this Agreement or consummate the purchase for the full Purchase Price as required by the terms hereof. If Buyer elects to terminate this Agreement by delivering written notice thereof to Seller or fails to give Seller notice within such ten (10) day period that Buyer will proceed with the purchase, then this Agreement shall terminate, the Deposit shall be returned to Buyer and neither party shall have any further rights or obligations hereunder except as provided in Sections 6.1, 9.3 and 9.9 below. If Buyer elects to proceed with the purchase, then upon the Closing, there shall be a credit against the Purchase Price due hereunder equal to the amount of any insurance proceeds or condemnation awards collected by Seller as a result of any such damage or destruction or condemnation, plus the amount of any insurance deductible, less any sums expended by Seller toward the collection of such proceeds or awards or to restoration or repair of the Property (the nature of which restoration or repairs, but not the right of

Seller to effect such restoration or repairs, shall be subject to the approval of Buyer, which approval shall not be unreasonably withheld, conditioned or delayed). If the proceeds or awards have not been collected as of the Closing, then such proceeds or awards shall be assigned to Buyer, except to the extent needed to reimburse Seller for sums expended to collect such proceeds or awards or to repair or restore the Property, and Seller shall retain the rights to such proceeds and awards to such extent. A condemnation shall be deemed material if (i) any portion of any net rentable area of the Improvements, (ii) any parking is taken which would cause the Property to be in violation of any existing laws or regulations, including but not limited to, zoning regulations, (iii) any loading dock space is taken, (iv) Tenant, as a result of such condemnation or casualty, has the right to terminate the Lease, and Tenant does not waive its termination right within ten (10) days following the condemnation or casualty, or (v) the existing access to the Property is materially and adversely affected, permanently.
ARTICLE VI
BROKERS AND EXPENSES
     Section 6.1 Brokers.
     The parties represent and warrant to each other that no broker or finder was instrumental in arranging or bringing about this transaction except for Cushman & Wakefield of New Jersey (“Broker”). At Closing, Seller shall pay the commission due, if any, to Broker, which shall be paid pursuant to a separate agreement between Seller and Broker. If any other person brings a claim for a commission or finder’s fee based upon any contact, dealings or communication with Buyer or Seller, then the party through whom such person makes his claim shall defend the other party (the “Indemnified Party”) from such claim, and shall indemnify the Indemnified Party and hold the Indemnified Party harmless from any and all costs, damages, claims, liabilities or expenses (including without limitation, court costs and reasonable attorneys’ fees and disbursements) incurred by the Indemnified Party in defending against the claim. The provisions of this Section 6.1 shall survive the Closing or, if the purchase and sale is not consummated, any termination of this Agreement.
     Section 6.2 Expenses.
     Except as expressly provided in this Agreement, each party hereto shall pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby.
ARTICLE VII
LEASES AND OTHER AGREEMENTS
     Section 7.1 Buyer’s Approval of New Leases and Agreements Affecting the Property.
     Between the Effective Date and the Closing, Seller shall continue to lease the Property in the same manner as before the making of this Agreement, the same as though Seller were retaining the Property provided that (a) prior to the expiration of the Contingency Period, Seller shall not enter into any new Lease or other agreement affecting the Property, or modify or terminate any existing Lease or other agreement affecting the Property, which will be binding on the Property after Closing, except as permitted or required under any Lease and except for agreements which are terminable on no more than sixty (60) days’ notice without payment of any penalty or fee or other cost to Seller (“Property Transactions”), without first obtaining Buyer’s approval of the proposed action, which approval will not be unreasonably withheld, conditioned or delayed, and (b) between the expiration of the Contingency Period and Closing, Seller shall not enter into any Property Transaction, without first obtaining Buyer’s approval of the proposed action, which approval may be granted or withheld in Buyer’s sole discretion. In such case, Buyer shall specify in detail the reasons for its disapproval of any such proposed Property Transaction. If Buyer fails to give Seller notice of its approval or disapproval of any such proposed Property Transaction requiring its approval under this Section 7.1 within three (3) business days after Seller notifies Buyer of Seller’s desire to enter into such Property Transaction, then Buyer shall be deemed to have given its approval. Any new Lease or other agreement or amendment shall be on Seller’s standard forms for such documents. Buyer agrees to cooperate with Seller in enabling Seller to complete any such proposed Property Transaction requiring Buyer’s approval.
     Section 7.2 Tenant Improvement Costs, Leasing Commissions and Concessions.
     With respect to any new Lease or Lease modification entered into by Seller between the Effective Date and the Closing Date, and with respect to any renewal or extension of any Lease, whether through the exercise of an option or otherwise, occurring between such date and the Closing Date, all tenant improvement work, leasing commissions (including commissions payable to Seller’s leasing agent), legal fees or other expenses or grants of any free rent period or other concessions shall be prorated over the term of the lease, renewal or extension, based on the economic benefit to the parties hereto occurring before or after the Closing. Seller’s share of such costs shall be based on the portion of economic benefit of the lease term, renewal or extension, as the case may be, occurring prior to Closing, which amount shall be a credit against the Purchase Price, and Buyer shall be responsible for the remainder of such costs. Buyer shall reimburse Seller for all such costs incurred by Seller to the extent Buyer is obligated therefor pursuant to the provisions hereof. Pursuant to the Assignment of Leases, Buyer shall assume any then outstanding obligations with respect to such tenant improvements, leasing commissions and concessions. The provisions of this Section shall survive the Closing.
     Section 7.3 Tenant Notices.
     At the Closing, Seller shall furnish Buyer with a signed notice to be given to Home Depot U.S.A., Inc. (“Tenant”). The notice shall disclose that the Property has been sold to Buyer, that, after the Closing, all rents should be paid to Buyer and that Buyer shall be responsible for Tenant’s security deposit. The form of the notice shall be otherwise reasonably acceptable to the parties. Buyer covenants to deliver said notices to Tenant as soon as reasonably possible after Closing. This provision shall expressly survive Closing.
     Section 7.4 Maintenance of Improvements and Operation of Property; Removal of Tangible Personal Property.
     Seller agrees to keep its customary property insurance covering the Property in effect until the Closing (provided, however, that the terms of any such coverage maintained in blanket form may be modified as Seller deems necessary). Seller shall maintain all Improvements substantially in their present condition (ordinary wear and tear, casualty and condemnation excepted), and shall operate and manage the Property in a manner consistent with Seller’s practices in effect prior to the Effective Date, provided that Seller shall in no event be obligated to make any capital expenditures or repairs. Seller shall not remove any Tangible Personal Property, except as may be required for necessary repair or replacement, and replacement shall be of approximately equal quality and quantity as the removed item of Tangible Personal Property.
     Section 7.5 Service Contracts.
     Within three (3) business days prior to the expiration of the Contingency Period, Buyer will advise Seller in writing which Service Contracts Buyer will assume and which Service Contracts Buyer requests be terminated at Closing (and Buyer’s failure to so advise Seller in writing shall be deemed to constitute Buyer’s election to assume all such Service Contracts), provided Seller shall have no obligation to terminate, and Buyer shall be obligated to assume, any Service Contracts which by their terms cannot be terminated without penalty or payment of a fee or other cost to Seller. For any Service Contracts that may be terminated at Closing, but have surviving obligations post-termination, if Buyer elects to terminate such Service Contracts, Buyer shall only be required to assume those surviving obligations. For those master Service Contracts that apply to the Property and other property not being sold to Buyer, as designated on Exhibit G attached hereto, Seller shall not assign those Service Contracts to Buyer, and at Closing, Seller shall be responsible for removing the Property from said Service Contracts. Seller shall deliver at Closing notices of termination of all Service Contracts that are not so assumed and Buyer shall be responsible for any charges applicable to periods commencing with the Closing. Notwithstanding the foregoing, Seller shall terminate, at no cost to Buyer, as of the Closing Date, all existing management and leasing agreements with respect to the Property.
ARTICLE VIII
CLOSING AND ESCROW
     Section 8.1 Escrow Instructions.
     The escrow instructions to Escrow Agent will be in the form of Exhibit H attached hereto (the “Escrow Instructions”), which shall be executed by Seller and Buyer simultaneously with this Agreement, for delivery to Escrow Agent. Seller and Buyer agree to execute such reasonable additional and supplementary escrow instructions as may be appropriate to enable the Escrow Agent to comply with the terms of this Agreement.
     Section 8.2 Closing.
          (a) The Closing hereunder shall be held and delivery of all items to be made at the Closing under the terms of this Agreement shall be made on September 30, 2010, and before 11:00 a.m. local time, or such other earlier date and time as Buyer and Seller may mutually agree upon in writing (the “Closing Date”). The Closing shall be held at the offices of the Title Company or as otherwise mutually agreed on by the parties. Except as expressly provided herein, such date and time may not be extended without the prior written approval of both Seller and Buyer. Notwithstanding any provisions to the contrary contained in this Agreement, Seller and Buyer acknowledge that the Property is encumbered by a loan from Wells Fargo Bank, National Association (“Wells Fargo”) to Seller. Seller has the right to cause Wells Fargo to release the Property from such encumbrance subject to the agreement of the parties with regard to the formula to be applied in the calculation of the release price. Seller shall have the right to extend the Closing by fifteen (15) days (the “Extended Closing Date”) by delivering written notice to Buyer on or before Closing if Wells Fargo has not delivered a payoff letter or release documentation prior to the originally scheduled Closing Date (the “Release Contingency”). In the event that Release Contingency has not occurred on or before the Extended Closing Date, and Buyer elects to terminate this Agreement in accordance with Section 1.2 of this Agreement, in addition to a refund of the Deposit, Buyer shall be entitled to Buyer’s actual, out-of-pocket, third party professional fees incurred in connection with Buyer’s investigation of the Property, including, without limitation, legal fees and environmental consultants’ and engineers’ fees and costs, up to but not in excess of the Out-of-Pocket Cap.
          (b) Buyer’s obligation to close the transactions contemplated hereby on the Closing Date shall be subject to the satisfaction or performance of the following conditions precedent, any one or more of which may be waived by Buyer in its sole discretion, in whole or in part, on or as of the Closing

Date: (i) Seller shall have delivered all of the documents required by Section 8.3(a) and shall not be in default of any of its material obligations hereunder beyond any applicable notice and cure period; (ii) all of Seller’s representations and warranties set forth in this Agreement shall be true and correct at and as of the Closing Date in all material respects as though such representations and warranties were made at and as of the Closing Date and any update to such representations and warranties pursuant to this Agreement does not disclose new facts that are material and adverse in relation to the applicable original representation and warranty; (iii) Seller shall delivered a Tenant Estoppel Certificate in accordance with the requirements of Section 8.4; and (iv) the Title Company shall be unconditionally and irrevocably committed to issue the Title Policy, subject to Buyer’s compliance with all requirements of Buyer to the issuance of the Title Policy, including payment of the required premium.
          (c) Seller’s obligation to close the transactions contemplated hereby on the Closing Date shall be subject to the satisfaction or performance of the following conditions precedent, any one or more of which may be waived by Seller in its sole discretion, in whole or in part, on or as of the Closing Date: (1) Buyer shall have paid the Purchase Price, delivered all of the documents required by Section 8.3(b) and shall not be in default of any of its material obligations hereunder beyond any applicable notice and cure period; and (2) all of Buyer’s representations and warranties set forth in this Agreement shall be true and correct at and as of the Closing Date in all material respects as though such representations and warranties were made at and as of the Closing Date and any update to such representations and warranties pursuant to this Agreement does not disclose new facts that are material and adverse in relation to the applicable original representation and warranty.
     Section 8.3 Deposit of Documents.
          (a) At or before the Closing, Seller shall deposit into escrow the following items (collectively, the “Closing Documents”):
               (1) the duly executed and acknowledged Deed in the form attached hereto as Exhibit C conveying the Real Property to Buyer subject to the Conditions of Title;
               (2) four (4) duly executed counterparts of the Bill of Sale in the form attached hereto as Exhibit D (the “Bill of Sale”);
               (3) four (4) duly executed counterparts of an Assignment and Assumption of Leases, Service Contracts, Warranties and Other Intangible Property in the form attached hereto as Exhibit E pursuant to the terms of which Buyer shall assume all of Seller’s obligations under the Leases, Service Contracts, and other documents and agreements affecting the Property (the “Assignment of Leases”); and
               (4) an affidavit pursuant to Section 1445(b)(2) of the Code, and on which Buyer is entitled to rely, that Seller is not a “foreign person” within the meaning of Section 1445(f)(3) of the Code.
               (5) a certificate of title from Seller in the form attached hereto as Exhibit I (the “Title Certificate”).
               (6) a certificate, dated as of the Closing Date, stating that the representations and warranties of Seller contained in this Agreement are true and correct in all material respects as of the Closing, except for any updates or exceptions to the representations and warranties, subject to all of the provisions of Article III and Section 8.2(b) of this Agreement.

          (b) At or before Closing, Buyer shall deposit into escrow the following items:
               (1) immediately available funds necessary to close this transaction, including, without limitation, the Purchase Price (less the Deposit and interest thereon net of investment fees, if any) and funds sufficient to pay Buyer’s closing costs and share of prorations hereunder;
               (2) four (4) duly executed counterparts of the Bill of Sale; and
               (3) four (4) duly executed counterparts of the Assignment of Leases.
               (4) a certificate, dated as of the Closing Date, stating that the representations and warranties of Buyer contained in this Agreement are true and correct in all material respects as of the Closing, subject to all of the provisions of Article III and Section 8.2(c) of this Agreement.
          (c) Seller and Buyer shall each execute and deposit a closing statement, such transfer tax declarations and such other instruments as are reasonably required by the Title Company or otherwise required to close the escrow and consummate the acquisition of the Property in accordance with the terms hereof.
          (d) Within five (5) business days after the Closing Date, Seller shall deliver or make available at the Property to Buyer: originals of the Lease to the extent in Seller’s possession, or copies of any Lease not in Seller’s possession together with an affidavit from Seller as to such copies being true and complete copies of the applicable Lease(s), copies of the tenant correspondence files (for the three (3) most recent years of Seller’s ownership of the Property only and the current year), and originals of any other items which Seller was required to furnish Buyer copies of or make available at the Property pursuant to Sections 2.1(b) or (e) above, to the extent in Seller’s possession, except for Seller’s general ledger and other internal books or records which shall be retained by Seller. Seller shall deliver possession of the Property to Buyer as required hereunder and shall deliver to Buyer or make available at the Property a set of keys to the Property on the Closing Date. This Section 8.3(d) shall survive Closing.
     Section 8.4 Estoppel Certificates.
     Seller has obtained the estoppel certificate from Tenant attached hereto as Exhibit F (the “Tenant Estoppel Certificate”). Buyer hereby approves the Tenant Estoppel Certificate.
     Section 8.5 Prorations.
          (a) Rents, including, without limitation, percentage rents, if any, and any additional charges and expenses payable by Tenant, all as and when actually collected; real property taxes and assessments; water, sewer and utility charges; amounts payable under any Service Contracts or other agreements or documents; annual permits and/or inspection fees (calculated on the basis of the period covered); and any other expenses of the operation and maintenance of the Property (including, without limitation, expenses prepaid by Seller and expenses already paid by Seller but which are being amortized over time by Seller and with respect to which Seller shall receive a credit at Closing in the amount of the prepaid or unamortized portion thereof), shall all be prorated as of 11:59 p.m. on the day immediately prior to Closing (i.e., Buyer is entitled to the income and responsible for the expenses of the day of Closing), on the basis of a 365-day year. Buyer shall reimburse Seller for the tenant improvement costs, leasing commissions, legal fees and other expenses, and free rent and other concessions, as provided in Section 7.2.
     All rents collected after the Closing shall be applied and paid as provided in this Section 8.5(a).

If Tenant shall specifically designate a payment as being attributable to, or if it is readily ascertainable that a payment received from Tenant is attributable to a specific period of time or for a specific purpose, including, without limitation, for operating expenses or real estate tax payments which were not paid or were underpaid by Tenant or for reimbursement for work performed by Seller on Tenant’s premises, such payment shall be so applied. If there is no such designation or if not so readily ascertainable, any payment received from Tenant after Closing shall be deemed a payment of rent due after the Closing until Tenant is current on rents and sums due under the applicable Lease on or after the Closing, and then such payments shall be paid to Seller to the extent of any rent or other sums owing to Seller for periods prior to Closing. Buyer shall use reasonable efforts to collect such rents and other sums owing to Seller. Seller retains the right to collect any such rents and other sums from Tenant after Closing; provided, however, that Seller shall have no right to cause any Tenant to be evicted or to exercise any other landlord remedy against Tenant other than to sue for collection.
     Reconciliations of taxes, insurance charges and other expenses owed by Tenant for the calendar year (or fiscal year if different from the calendar year) in which the Closing occurs shall be prepared by Buyer with the cooperation of Seller within 90 days following the end of such year in accordance with the requirements set forth in the Lease and as provided in this Section 8.5(a).
     Buyer shall cause all utilities to be transferred into Buyer’s name and account at the time of Closing, and shall make any utility deposits. All of Seller’s utility deposits shall be refunded to Seller, and if Buyer receives any Seller utility deposits, Buyer shall promptly pay them over to Seller.
     Seller and Buyer hereby agree that if any of the aforesaid prorations and credits cannot be calculated accurately on the Closing Date or in the case of rents or other charges received from Tenant, such amount have not been collected, then the same shall be calculated as soon as reasonably practicable after the Closing Date or the date such amounts have been collected, and either party owing the other party a sum of money based on such subsequent proration(s) or credits shall pay said sum to the other party within thirty (30) days thereafter. Any amounts not paid within such thirty (30) day period shall bear interest from the date actually received by the payor until paid at the greater of (i) the rate of ten percent (10%) per annum or (ii) the prime rate (or base rate) reported from time to time in the “Money Rates” column or section of The Wall Street Journal as being the base rate on corporate loans at larger United States money center commercial banks plus two (2) percent. Upon request of either party, the parties shall provide a detailed and accurate written statement signed by such party certifying as to the payments received by such party from Tenant from and after Closing and to the manner in which such payments were applied, and shall make their books and records available for inspection by the other party during ordinary business hours upon reasonable advance notice.
          (b) All title charges (including endorsements and reinsurance charges), survey costs, recording fees, and any of Buyer’s financing-related fees shall be paid by Buyer at Closing. All sale and transfer taxes related to the sale of the Property (but not related to Buyer’s financing, if any) shall be paid by Seller at Closing. Any escrow fees shall be split equally between Seller and Buyer; provided, however, that in no event shall Seller’s share of the cost for escrow fees exceed $2,000.00. The parties will execute and deliver any required transfer or other similar tax declarations to the appropriate governmental entity at Closing.
          (c) To the extent that any charges, expenses or other items affecting the Property are the sole responsibility of Tenant under the Lease, such items shall not be prorated at Closing.
          (d) The provisions of this Section 8.5 shall survive the Closing.

ARTICLE IX
MISCELLANEOUS
     Section 9.1 Notices.
     Any notices required or permitted to be given hereunder shall be given in writing and shall be delivered (a) in person, (b) by certified mail, postage prepaid, return receipt requested, (c) by facsimile with confirmation of receipt, or (d) by a commercial overnight courier that guarantees next business day delivery and provides a receipt, and such notices shall be addressed as follows:

To Buyer:	Terreno Realty LLC
c/o Terreno Realty Corporation
16 Maiden Lane, 5th Floor
San Francisco, California 94108
Attention: Andrew T. Burke
Phone No.: (415) 655-4580
Fax No.: (415) 655-4599

with a copy to:	Goodwin Proctor LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018-1405
Attention: Christopher B. Price, Esq.
Phone No.: (212) 813-8951
Fax No.: (212) 355-3333

To Seller:	130 Interstate Blvd., LLC
c/o IDI
1100 Peachtree Street, Suite 1100
Atlanta, Georgia 30309
Attention: G. Bryan Blasingame
Phone No.: (404) 479-4053
Fax No.: (404) 479-4115

with a copy to:	Alston & Bird LLP
1201 W. Peachtree Street
Atlanta, Georgia 30309-3424
Attention: Stacy E. Smith, Esq.
Phone No.: (404) 881-4794
Fax No.: (404) 253-8139
or to such other address as either party may from time to time specify in writing to the other party. Any notice or other communication sent as hereinabove provided shall be deemed effectively given (a) on the date of delivery, if delivered in person; (b) on the date mailed if sent by certified mail, postage prepaid, return receipt requested or by a commercial overnight courier; or (c) on the date of transmission, if sent by facsimile with confirmation of receipt. Such notices shall be deemed received (a) on the date of delivery, if delivered by hand or overnight express delivery service; (b) on the date indicated on the return receipt if mailed; or (c) on the date of transmission, if sent by facsimile. If any notice mailed is properly addressed but returned for any reason, such notice shall be deemed to be effective notice and to be given on the date of mailing. Any notice sent by the attorney representing a party, shall qualify as notice under this Agreement.
     Section 9.2 Entire Agreement.
     This Agreement, together with the Exhibits and schedules hereto, contains all representations, warranties and covenants made by Buyer and Seller and constitutes the entire understanding between the parties hereto with respect to the subject matter hereof. Any prior correspondence, memoranda or agreements are replaced in total by this Agreement together with the Exhibits and schedules hereto.
     Section 9.3 Entry and Indemnity.
     In connection with any entry by Buyer, or its agents, employees or contractors onto the Property, Buyer shall give Seller reasonable advance notice of such entry and shall conduct such entry and any inspections in connection therewith (a) during normal business hours, (b) so as to minimize, to the greatest extent possible, interference with Seller’s business and the business of Tenant, (c) in compliance with all applicable laws, and (d) otherwise in a manner reasonably acceptable to Seller. Without limiting the foregoing, prior to any entry to perform any invasive on-site testing, including but not limited to any borings, drillings or samplings, Buyer shall give Seller written notice thereof, including the identity of the company or persons who will perform such testing and the proposed scope and methodology of the testing. Seller shall approve or disapprove, in Seller’s sole discretion, the proposed testing within three (3) business days after receipt of such notice. If Seller fails to respond within such three (3) business day period, Seller shall be deemed to have disapproved the proposed testing. If Buyer or its agents, employees or contractors take any sample from the Property in connection with any such approved testing, Buyer shall provide to Seller a portion of such sample being tested to allow Seller, if it so chooses, to perform its own testing. Buyer shall permit Seller or its representative to be present to observe any testing or other inspection or due diligence review performed on or at the Property. Upon the request of Seller, Buyer shall promptly deliver to Seller copies of any reports relating to any testing or other inspection of the Property performed by Buyer or its agents, representatives, employees, contractors or consultants. Notwithstanding anything to the contrary contained herein, Buyer shall not contact any governmental authority or Tenant without first obtaining the prior written consent of Seller thereto in Seller’s sole discretion, and Seller, at Seller’s election, shall be entitled to have a representative participate in any telephone or other contact made by Buyer to a governmental authority or Tenant and present at any meeting by Buyer with a governmental authority or Tenant; provided, however, that Buyer and/or its consultants shall have the right to contact governmental authorities with notice to Seller, but without Seller’s prior written consent, in connection with reasonable and customary due diligence in order to obtain zoning verification letters and to investigate the Property’s compliance with applicable building codes and other legal requirements. Buyer shall maintain, and shall assure that its contractors maintain, public liability and property damage insurance in the amount of $2,000,000 and in form and substance adequate to insure against all liability of Buyer and its agents, employees or contractors, arising out of any entry or inspections of the Property pursuant to the provisions hereof, and Buyer shall provide Seller with evidence of such insurance coverage upon request by Seller. Buyer shall indemnify and hold Seller harmless from and against any costs, damages, liabilities, losses, expenses, liens or claims (including, without limitation, court costs and reasonable attorneys’ fees and disbursements) arising out of or relating to any entry on the Property by Buyer, its agents, employees or contractors in the course of performing the inspections, testings or inquiries provided for in this Agreement, including, without limitation, any release of Hazardous Materials or any damage to the Property; provided that Buyer shall not be liable to Seller solely as a result of the discovery by Buyer of a pre-existing condition on the Property to the extent the activities of Buyer, its agents, representatives, employees, contractors or consultants do not exacerbate the condition. The provisions of this Section 9.3 shall replace any access or indemnity agreement previously executed by Buyer in connection with the Property. The foregoing indemnity shall survive beyond the Closing, or, if the sale is not consummated, beyond the termination of this Agreement. Buyer’s right of entry, as provided in this Section 9.3, shall continue up through the date of Closing.
     Section 9.4 Time.
     Time is of the essence in the performance of each of the parties’ respective obligations contained herein. If the time period by which any right, option or election provided under this Agreement must be exercised, or by which any act required hereunder must be performed, or by which the Closing must be held, expires on a Saturday, Sunday or legal or bank holiday, then such time period shall be automatically extended through the close of business on the next regularly scheduled business day.
     Section 9.5 Attorneys’ Fees.
     If either party hereto fails to perform any of its obligations under this Agreement or if any dispute arises between the parties hereto concerning the meaning or interpretation of any provision of this Agreement, whether prior to or after Closing, or if any party defaults in payment of its post-Closing financial obligations under this Agreement, then the defaulting party or the party not prevailing in such dispute, as the case may be, shall pay any and all costs and expenses incurred by the other party on account of such default and/or in enforcing or establishing its rights hereunder, including, without limitation, court costs and reasonable attorneys’ fees and disbursements.
     Section 9.6 Assignment.
     Buyer’s rights and obligations hereunder shall not be assignable without the prior written consent of Seller in Seller’s sole discretion. Notwithstanding the foregoing, Buyer shall have the right, without the necessity of obtaining Seller’s consent but with prior written notice to Seller, to assign its right, title and interest in and to this Agreement to an assignee in which Buyer or any entity controlling, controlled by or under common control with Buyer is, directly or indirectly, the managing or sole member, general partner or manager of such assignee, in which event such assignee shall be entitled to the benefit of and may enforce Seller’s covenants, representations and warranties hereunder. Buyer shall in no event be released from any of its obligations or liabilities hereunder in connection with any assignment. Without limiting and notwithstanding the above, in no event shall Buyer have the right to assign its rights or obligations hereunder to any party which could not make the representation and warranty contained in subsection 3.5(e) above, and in connection with any assignment pursuant to the terms hereof, the assignee shall reconfirm in a written instrument acceptable to Seller and delivered to Seller prior to the effective date of the assignment said representation and warranty as applied to the assignee and that all other terms and conditions of this Agreement shall apply to such assignee. Subject to the provisions of this Section, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.
     Section 9.7 Counterparts.
     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.
     Section 9.8 Governing Law.
     This Agreement shall be governed by and construed in accordance with the laws of the State in which the Real Property is located.
     Section 9.9 Confidentiality and Return of Documents.

Buyer and Seller shall each maintain as confidential any and all material obtained about the other or, in the case of Buyer, about the Property, this Agreement or the transactions contemplated hereby, and shall not disclose such information to any third party. Except as may be required by law or court order, Buyer will not divulge any such information to other persons or entities including, without limitation, appraisers, real estate brokers, or competitors of Seller. Notwithstanding the foregoing, Buyer shall have the right to disclose information with respect to the Property to its officers, directors, employees, attorneys, accountants, environmental auditors, engineers, potential lenders, and permitted assignees under this Agreement and other consultants to the extent necessary for Buyer to evaluate its acquisition of the Property provided that all such persons are told that such information is confidential and agree (in writing for any third party engineers, environmental auditors or other consultants) to keep such information confidential. If Buyer acquires the Property from Seller, Seller shall have the right, subsequent to the Closing of such acquisition, to publicize the transaction (other than the parties to or the specific economics of the transaction) in whatever manner it deems appropriate; provided that any press release or other public disclosure regarding this Agreement or the transactions contemplated herein, and the wording of same, must be approved in advance by both parties. Nothing contained herein shall prevent Seller or Buyer from making any disclosure(s) required by applicable law, including, without limitation, any disclosures or regulatory filings required to be made by Buyer’s affiliates under the Securities Act of 1933, as amended, or any other state or federal securities law. The provisions of this paragraph shall survive the Closing or any termination of this Agreement. In the event the transaction contemplated by this Agreement does not close as provided herein, upon the request of Seller, Buyer shall promptly return to Seller all Due Diligence Materials and other documents and copies obtained by Buyer in connection with the purchase of the Property hereunder.
     Section 9.10 Interpretation of Agreement.
     The article, section and other headings of this Agreement are for convenience of reference only and shall not be construed to affect the meaning of any provision contained herein. Where the context so requires, the use of the singular shall include the plural and vice versa and the use of the masculine shall include the feminine and the neuter. The term “person” shall include any individual, partnership, joint venture, corporation, trust, unincorporated association, any other entity and any government or any department or agency thereof, whether acting in an individual, fiduciary or other capacity.
     Section 9.11 Limited Liability.
     The obligations of Seller under this Agreement and under all of the Other Documents are intended to be binding only on the property of Seller and shall not be personally binding upon, nor shall any resort be had to, the private properties of any Seller Related Parties.
     Section 9.12 Amendments.
     This Agreement may be amended or modified only by a written instrument signed by Buyer and Seller.
     Section 9.13 No Recording.
     Neither this Agreement or any memorandum or short form thereof may be recorded by Buyer.
     Section 9.14 Drafts Not an Offer to Enter into a Legally Binding Contract.
     The parties hereto agree that the submission of a draft of this Agreement by one party to another is not intended by either party to be an offer to enter into a legally binding contract with respect to the purchase and sale of the Property. The parties shall be legally bound with respect to the purchase and sale of the Property pursuant to the terms of this Agreement only if and when the parties have been able to negotiate all of the terms and provisions of this Agreement in a manner acceptable to each of the parties in their respective sole discretion, and both Seller and Buyer have fully executed and delivered to each other a counterpart of this Agreement.
     Section 9.15 No Partnership.
     The relationship of the parties hereto is solely that of Seller and Buyer with respect to the Property and no joint venture or other partnership exists between the parties hereto. Neither party has any fiduciary relationship hereunder to the other.
     Section 9.16 No Third Party Beneficiary.
     The provisions of this Agreement are not intended to benefit any third parties.
     Section 9.17 Limitation on Liability.
     Notwithstanding anything to the contrary contained herein, after the Closing: (a) the maximum aggregate liability of Seller, and the maximum aggregate amount which may be awarded to and collected by Buyer (including, without limitation, for any breach of any representation, warranty and/or covenant by Seller) under this Agreement or any documents executed pursuant hereto or in connection herewith, including, without limitation, the Deed, the Bill of Sale, the Assignment of Leases and any Seller estoppel certificate (collectively, the “Other Documents”), shall under no circumstances whatsoever exceed Five Hundred Thousand and No/100 Dollars ($500,000.00); and (b) no claim by Buyer alleging a breach by Seller of any representation, warranty and/or covenant of Seller contained herein or in any of the Other Documents may be made, and Seller shall not be liable for any judgment in any action based upon any such claim, unless and until such claim, either alone or together with any other claims by Buyer alleging a breach by Seller of any such representation, warranty and/or covenant is for an aggregate amount in excess of Fifty Thousand Dollars ($50,000) (the “Floor Amount”), in which event Seller’s liability respecting any final judgment concerning such claim or claims shall be for the entire amount thereof, subject to the limitation set forth in clause (a) above; provided, however, that if any such final judgment is for an amount that is less than or equal to the Floor Amount, then Seller shall have no liability with respect thereto.
     Section 9.18 Survival.
     Except as expressly set forth to the contrary herein, no representations, warranties, covenants or agreements of Seller contained herein shall survive the Closing.
     Section 9.19 Severability. If any term or provision of this Agreement or the application thereof to any person or circumstance shall for any reason and to any extent be held to be invalid or unenforceable, then such term or provision shall be ignored, and to the maximum extent possible, this Agreement shall continue in full force and effect, but without giving effect to such term or provision.
     Section 9.20 No Waiver. Neither the failure of either party to exercise any power given such party hereunder or to insist upon strict compliance by the other party with its obligations hereunder, nor any custom or practice of the parties at variance with the terms hereof shall constitute a waiver of either party’s right to demand exact compliance with the terms hereof.

     Section 9.21 Construction. The parties agree that this Agreement is the result of negotiation by the parties, each of whom was represented by counsel, and thus, this Agreement shall not be construed against the maker thereof.
     Section 9.22 1031 Exchange. Buyer and Seller hereby acknowledge that Buyer and/or Seller (the “Exchange Party”) may desire to effectuate a tax-deferred exchange (also known as a “1031” exchange (the “Exchange”)) in connection with the purchase and/or sale of all or a portion of the Property. Each party (the “Cooperating Party”) hereby agrees to cooperate with the Exchange Party in connection with the Exchange contemplated by the Exchange Party, provided that:
               (i) All documents executed in connection with the Exchange (the “Exchange Documents”) shall recognize that Cooperating Party is acting solely as an accommodating party to such Exchange, shall have no liability with respect thereto, and is making no representation or warranty that the transactions qualify as a tax-free exchange under Section 1031 of the Internal Revenue Code or any applicable state or local laws and shall have no liability whatsoever if any such transactions fail to so qualify. All Exchange Documents executed by Cooperating Party in connection with the Exchange shall be in form and substance reasonably acceptable to Cooperating Party.
               (ii) Such Exchange shall not result in Cooperating Party incurring any additional costs or liabilities (and Exchange Party shall pay all additional costs and expenses to the extent that such are incurred, including, without limitation, any additional costs or expenses incurred by Cooperating Party as a result of its participation in the Exchange). Exchange Party shall indemnify, defend and hold Cooperating Party harmless from and against all claims, demands, liability, losses, damages, costs and expenses (including reasonable attorneys’ and accountants’ fees) suffered or incurred by Cooperating Party in connection with the Exchange.
               (iii) In no event shall Cooperating Party be obligated to acquire any property or otherwise be obligated to take title, or appear in the records of title, to any property in connection with the Exchange.
               (iv) In no event shall Exchange Party’s consummation of such Exchange constitute a condition precedent to Exchange Party’s obligations under this Agreement, and Exchange Party’s failure or inability to consummate such Exchange shall not be deemed to excuse or release Exchange Party from its obligations under this Agreement.
               (v) Buyer and Seller further agree that, in connection with the foregoing, and subject in all respects to the foregoing provisions, Cooperating Party shall consent to Exchange Party assigning all or a portion of its rights under this Agreement to an exchange intermediary solely for the purpose of consummating such Exchange. In no event shall any such assignment release Exchange Party of its obligations under this Agreement or any document executed pursuant to the terms hereof, including, without limitation, its indemnity obligations hereunder, or affect in any manner any of Exchange Party’s representations, warranties or covenants set forth in this Agreement.
     Section 9.23 Bulk Sales. Buyer and Seller hereby covenant and agree to cooperate in connection with the compliance with N.J.S.A. 54:32B:22(c) and N.J.S.A. 54:50-38 (collectively, the “Statutes”). In furtherance of the foregoing, not later than three (3) business days after the Effective Date (a) Seller shall prepare and deliver to Buyer the Asset Transfer Tax Declaration (“TTD”) in the form prescribed by the Director of the New Jersey Division of Taxation (the “Director”) and (b) Buyer shall prepare a Notification of Sale, Transfer or Assignment in Bulk (Form C-9600) (the “Tax Notification”) and deliver such form, together with the completed TTD received from Seller and a fully executed copy of this Agreement, to the Director by overnight delivery. Seller shall provide all information reasonably requested by Buyer to enable Buyer to complete the Tax Notification as soon as practicable. In the event the Director does not issue a letter of clearance and claims a deficiency for taxes imposed or to be imposed on Seller or Buyer pursuant to the Statutes in connection with the sale of the Property to Buyer under this Agreement, including any interest or penalties thereon, any cost or fees imposed or to be imposed by the Director related thereto and any tax on the gain from the sale of the Property (collectively, a “Deficiency”), Industrial Properties America, LLC, a Delaware limited liability company (“IPA”), shall indemnify and hold Buyer harmless from any liability or cost incurred in connection with any claim for any such Deficiency, including, without limitation, reasonable attorney’s fees and expenses actually incurred. If Buyer or the Property becomes the subject of any such claim or assertion of liability, Buyer will promptly notify Seller and IPA in writing at Seller’s notice address and provide to Seller and IPA a copy of the claim. IPA will thereafter be responsible, at the expense of IPA, for defending Buyer against the claim and paying in full any amount which is finally determined to be due under the Statutes by Seller by virtue of the sale of the Property to Buyer. If IPA refuses to undertake the defense of Buyer required by this Section 9.23, IPA will be responsible for all reasonable costs of defense actually incurred by Buyer in defending itself against the claim, in addition to any liability actually determined to be due under the Statutes by virtue of the sale of the Property to Buyer.
     Section 9.24 Bond. Seller posted a bond with South Brunswick Township in the amount of Ten Thousand and No/100 Dollars ($10,000.00) and known as Bond No. 877237 (the “Bond”) in connection with Seller’s completion of certain road opening work (the “Work”). Seller has completed the Work and Buyer is not assuming any obligations hereunder with respect to completion of the Work. Buyer agrees as follows: (a) the Bond is not a portion of the Property, (b) Seller is entitled to the return of the Bond, and (c) if Buyer receives the Bond for any reason, Buyer shall promptly deliver the Bond to Seller.
Section 9.25 Survival of Article IX.
The provisions of this Article IX shall survive the Closing.
[SIGNATURES ON FOLLOWING PAGE]

     The parties hereto have executed this Agreement as of the date set forth next to each party’s signature below, and effective as of the Effective Date as defined in the first paragraph of this Agreement.

Date of Execution: September 23, 2010	SELLER: 130 INTERSTATE BLVD., LLC, a Delaware limited liability company

By:	IPA Acquisition, LLC, a Delaware limited liability company, its sole member

By:	Industrial Properties America – GP, LLC, a Delaware limited liability company, its managing member

By:	IDI-GP, Inc., a Georgia corporation, its managing member

By:	/s/ David R. Birdwell
	Name:	David R. Birdwell
	Title:	Secretary [CORPORATE SEAL]

Date of Execution: September 23, 2010	BUYER: TERRENO REALTY LLC, a Delaware limited liability company

By:	Terreno Realty Corporation, a Maryland corporation, its sole member and manager

By:	/s/ Andrew T. Burke
	Name:	Andrew T. Burke
	Title:	Senior Vice President

[CORPORATE SEAL]
JOINDER (as to Section 9.23 of the Agreement only):
Industrial Properties America, LLC,
a Delaware limited liability company

By:	IDI Holdings, Inc., its managing member

By:	/s/ David R. Birdwell
	Name:	David R. Birdwell
	Its:	Secretary

LIST OF EXHIBITS AND SCHEDULES
Exhibits
Exhibit A Real Property Description
Exhibit B List of Tenant Leases
Exhibit C Deed
Exhibit D Bill of Sale
Exhibit E Assignment of Leases, Service Contracts, Warranties and Other Intangible Property
Exhibit F Estoppel Certificate
Exhibit G List of Service Contracts
Exhibit H Escrow Agreement
Exhibit I Title Certificate
Schedules
Schedule 1 Disclosure Items
Schedule 2 Rent Roll